                                                                  EXHIBIT (D)(9)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell these securities.
    The Offer is made solely by the Offer to Purchase dated July 11, 1997.

[LOGO OF PUGET SOUND ENERGY]

                          Pugent Sound Energy, Inc.
                 (formerly PUGET SOUND POWER & LIGHT COMPANY)

                          Offer to Purchase for Cash
                        Any and All Outstanding Shares
                of the Following Series of its Preferred Stock

                                                                      Purchase
                                             CUSIP      Outstanding     Price
   Title of Series of Preferred Stock        Number       Shares     (per share)
-------------------------------------    ------------   -----------  -----------
Adjustable Rate Cumulative Preferred
  Stock, Series B ($25 par value)        745332 78 3      1,401,500     $25.625
4.70% Preferred Stock ($100 par value)   745332 20 5         56,215     $89.32
4.84% Preferred Stock ($100 par value)   745332 30 4         47,956     $91.51

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       THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 8:00 P.M., NEW YORK
       CITY TIME, ON FRIDAY, AUGUST 8, 1997, UNLESS THE OFFER IS EXTENDED.
       -------------------------------------------------------------------

        Puget Sound Energy, Inc. ("PSE"), a Washington corporation, invites the holders of each series of PSE preferred stock listed above (each, a "Series of Preferred") to tender any and all of their shares of a Series of Preferred ("Shares") for purchase at the purchase price per share listed above for the Shares tendered, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the accompanying Letter of Transmittal for the Series of Preferred tendered. As to each Series of Preferred, the Offer to Purchase, together with the applicable Letter of Transmittal, constitutes the "Offer." PSE will purchase all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer. See "Terms of the Offer--Extension; Termination; Amendments" and "--Certain Conditions of the Offer" in the Offer to Purchase.
        The Offer for each Series of Preferred is independent of the Offer for any other Series of Preferred.
        Any shareholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the applicable Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary at the addresses and in the manner indicated therein, and either deliver the certificates representing Shares to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in "Terms of the Offer--Procedure for Tendering Shares" in the Offer to Purchase or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in "Terms of the Offer--Procedure for Tendering Shares" in the Offer to Purchase. Each Series of Preferred has its own Letter of Transmittal, and only the applicable Letter of Transmittal for a particular series or a Notice of Guaranteed Delivery may be used to tender Shares of such series. PSE will, as provided in Instruction 10 of the applicable Letter of Transmittal, pay a solicitation fee of $0.50 per Share of Adjustable Rate Cumulative Preferred Stock, Series B ($25 par value) (the "Adjustable Rate Preferred") and $1.50 per Share of the other two Series of Preferred (except that for transactions for beneficial owners equal to or exceeding 10,000 Shares of the Adjustable Rate Preferred or 2,500 Shares of either of the other two Series of Preferred, PSE will pay a solicitation fee of $0.25 per Share of Adjustable Rate Preferred and $1.00 per Share of the other two Series of Preferred, provided that such fee will be paid 80% to the Dealer Manager named below and 20% to the Soliciting Dealer (as defined in "Fees and Expenses" in the Offer to Purchase))for any Shares tendered, accepted for payment and paid pursuant to the Offer.
        This transaction has not been approved or disapproved by the Securities and Exchange Commission (the "Commission") nor has the Commission passed upon the fairness or merits of such transaction nor upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is unlawful.
        Neither PSE, its Board of Directors nor any of its officers makes any recommendation to any shareholder, as to whether to tender all or any Shares. Each shareholder must make his or her own decision as to whether to tender Shares and, if so, how many Shares to tender.
        The Adjustable Rate Preferred is listed and traded on the New York Stock Exchange. There is no established trading market for the other two Series of Preferred. The last reported sale price on the New York Stock Exchange for the Adjustable Rate Preferred as of the close of business on July 10, 1997 (the last trading day prior to the commencement of the Offer) was $24.75 on July 9, 1997. Holders of Adjustable Rate Preferred are urged to obtain a current market quotation, if available, for their Shares.
        Questions or requests for assistance or for copies of the Offer to Purchase, the Letter of Transmittal for a Series of Preferred or other tender offer materials may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below.

                    The Information Agent for the Offer is:
                           MACKENZIE PARTNERS, INC.

                               156 Fifth Avenue
                           New York, New York 10010
                         (212) 929-5500 (Call Collect)
                                      or
                         Call TOLL-FREE (800) 322-2885

                     The Dealer Manager for the Offer is:
                               Smith Barney Inc.
                             388 Greenwich Street
                           New York, New York 10013
                       (800) 655-4811 or (212) 723-7622
                             Attn: Paul S. Galant
July 14, 1997